FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Disclosure:	“Syngenta updates on Accelerating Operational Leverage program”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 23 23
Fax:	+41 61 323 24 24	Paul Minehart		Lars Oestergaard
		USA	+1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, November 24, 2014

Syngenta updates on Accelerating Operational Leverage program

•	Broad-based actions in Commercial, R&D and Global Operations
•	Targeted savings of $265 million in 20151
•	Delivering improved profitability, innovation and grower offers

Syngenta today announced important steps in the implementation of its Accelerating Operational Leverage program. The program targets savings of $1 billion by 2018 and has three main pillars: Commercial; Research and Development; and Global Operations.

In Commercial, Syngenta has successfully implemented a crop-focused approach to marketing since the launch of the integrated strategy in 2011. This is now deeply embedded in the organization and fully recognized by our customers. As a result, it is now possible to establish a simplified marketing structure which will improve both efficiency and our ability to create distinctive grower offers. In addition, significant synergies at the global crop level have been identified which will be realized through combining and simplifying management and resources. Expected savings from the new commercial structure are $115 million in 2015.

In Research and Development, the consolidation of sites will enable us to reduce our fixed cost base and better identify and exploit synergies between chemistry and genetics. Increased use of outsourcing for standard activities will allow scientists to focus fully on high value innovation. This will provide greater leverage for every dollar of our R&D investment and deliver a higher throughput of products into the commercial portfolio. Expected savings from these actions are $50 million in 2015.

In Global Operations, fixed cost overheads will be reduced by moving certain activities to lower cost locations. In addition, further significant procurement and production savings are being targeted and a more efficient global logistics model is being put in place, including significant outsourcing. In Seeds, efficiency programs in field production and processing are also underway. Expected savings from these actions are $100 million in 2015.

The actions being implemented from today will result in job reductions and relocations totaling around 1,800 across the company, the majority of which will occur in 2015.

1 Includes $75 million from existing efficiency program

Syngenta – November 24, 2014 / Page 1 of 2

Mike Mack, Chief Executive Officer, said: “We are today reporting significant progress in the implementation of the first phase of our Accelerating Operational Leverage program. In the short term, this will underpin the realization of initial cost savings in 2015 in the context of a challenging market environment. Longer term, the comprehensive actions announced today will enhance both our commercial effectiveness and the power of our innovation. By optimizing our cost structure within the framework of the integrated strategy, we will attain industry-leading efficiency.  This will allow us to bring distinctive offers to growers more quickly and ensure a sustained improvement in profitability.”

About Syngenta
Syngenta is one of the world’s leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – November 24, 2014 / Page 2 of 2

SYNGENTA AG

Date:	November 24, 2014	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration